## First Amendment to Management Agreement
### (White Rock Center f/k/a Like Highlands Village)

This First Amendment to Management Agreement ("First Amendment") is made and entered into as of August 20, 2014 (the "Effective Date"), by and between FREEDOM LHV LLC ("Owner") and NEXBANK REALTY ADVISORS ("Agent")

## RECITALS

WHEREAS, Owner and Agent entered into that certain Management Agreement (Lake Highlands Village) dated as of June 1, 2013 (the "Management Agreement");

WHEREAS, Owner and Agent desire to amend the Management Agreement to provide for the payment of leasing commissions to Agent in certain select circumstances;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Owner and Agent hereby agree as follows:

**Section 1. Amendment to the Management Agreement.**

Pursuant to Section 8.9 of the Management Agreement, Owner and Agent hereby agree to amend and supplement Schedule A of the Management Agreement to include a new section at the end thereof entitled "LEASING FEES" containing the language attached hereto on Schedule A-1.

**Section 2. Miscellaneous.**

2.1    Remaining Terms; Conflicts.   The Management Agreement shall remain in full force and effect and, except as specifically amended by this First Amendment, all other terms of the Management Agreement remain unchanged.  To the extent any provision of the Management Agreement is inconsistent with this First Agreement, this First Agreement shall govern and control.  From and after the date hereof, each reference in the Management Agreement to "this Agreement," "hereunder," "hereof" or words of like import shall mean and be a reference to the Agreement, as amended by this First Amendment.

2.2    Severability.   Every provision of this First Amendment is intended to be severable.  If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this First Amendment.

2.3    Counterpart Execution:   Facsimile and Electronic Signatures.   This First Amendment may be executed in any number of counterparts pursuant to original, facsimile or electronic copies of signatures with the same effect as if the parties had signed the same document pursuant to original signatures. All counterparts will be construed together and constitute one agreement.

IN WITNESS WHEREOF, the parties have entered into this First Amendment to the Management Agreement as of the Effective Date.

**OWNER:**

**FREEDOM LHV LLV**
By:    Freedom REIT LLC,
        a Delaware limited liability company
Its:    Manager



By:_____
Name:   Brian Mitts
Title:    Manager

**MANAGER:**

**NEXBANK SECURITIES, INC. D/B/A
NEXBANK REALTY ADVISORS**


By:_____
     Alan Head
     CCO


**ATTACHMENTS:**
Schedule A-1

## LEASING FEES

For procuring new, renewal or expansion of leases of space at the Property with retail or office tenants in which no other agents or brokers retained by Owner will receive any compensation, upon written approval of Owner, Agent shall be compensated as follows:

        (a)    **Agent Is Sole Source of Tenant.** Where Agent is the sole person involved in procuring the lease, the lease commission shall be 4.5% of the total Base Rent.

        (b)    **Agent Cooperates with Co-Agent.** Where other persons or third-party agents representing the tenant are involved in procuring the lease, the lease commission to Agent shall be 2.25% of the total Base Rent.

**Base Rent.** For purposes of this Agreement the term "Base Rent" means all amounts designated as fixed rent under the applicable lease, except that "Base Rent" shall not include amounts paid or payable for: parking charges; percentage rents; payments for the amortization of additional tenant finish, lease buyouts, assumptions, abatements of rent or other tenant inducements; any other escalation in rent intended to reimburse Owner for increased operating expenses above the expense stop; security deposits; moving expense reimbursements; storage space rent, rooftop equipment rent, cancellation or penalty payments for termination rights; late payment charges; and payments by the tenant, whether denominated as rent or not, to amortize or defray the cost of special or above-standard tenant improvements in excess of $25.00 per rentable square foot. With respect to renewals or expansions effected during the Term where a combined or "blended" rental rate is used, only the net increase in the Base Rent amount (i.e., the new Base Rent amount minus the Base Rent amount previously payable by the tenant prior to the renewal or expansion) shall be included in the commissionable "Base Rent" hereunder. If any new lease affords the tenant a termination or cancellation right, no commission shall be paid in respect of the cancelable portion of the lease term until the tenant's right to do so shall have lapsed, unless the tenant is required to pay to Owner a cancellation or early termination fee that includes unamortized leasing commissions. If Owner signs a triple-net (NNN) lease in the Property, then Agent shall be paid on a full service basis utilizing the estimate of triple-net charges for the calendar year in which the term of the lease commences and assuming such amount is constant during the term of the lease.

**Payment of Commissions.**

**New Leases.** Commissions due in respect of new leases shall be earned by Agent at the time of full execution of the lease document, and paid one-half (1/2) upon execution of the lease by Owner and the tenant; the remaining one-half (1/2) of the commission shall be payable upon the commencement of the lease term and tenant's occupancy of the premises.

**Renewals.** Commissions due in respect of lease renewals during the Term shall be earned by Agent at the time of full execution of the lease renewal document, and paid in full upon the execution of the lease renewal document by Owner and the tenant.

**Expansions**. Commissions due in respect of expansions during the Term shall be earned by Agent at the time of full execution of the lease document, and paid one-half (1/2) upon the execution of the lease document by Owner and the tenant; the remaining one-half (1/2) of the commission shall be payable upon the commencement of the lease term applicable to the expansion space and tenant's occupancy of the expansion space.